Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
January 8, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

HSBC ◆

Structured Investments	HSBC USA Inc. $29,523,000 Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the Tokyo Stock Price Index due February 17, 2011 (the "notes")

General

- Terms used in this pricing supplement are described or defined herein, in the accompanying product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and prospectus. **The notes are not principal protected, and you may lose up to 100.00% of your initial investment.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Buffered Return Enhanced Notes.
- This pricing supplement relates to a single note offering. The purchaser of a note will acquire a security linked to the reference asset described below.
- Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset, any basket component or any component security included in any basket component or as to the suitability of an investment in the related notes.
- Senior unsecured obligations of HSBC USA Inc. maturing February 17, 2011.
- Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede. See "Supplemental Information Relating to the Terms of the Notes" in this pricing supplement.**

Key Terms

Reference Asset: The notes are linked to a weighted basket consisting of three buffered return enhanced components (each a "basket component," and together, the "basket components") as set forth below:

Basket Component	Component Weighting[1]	Buffer Amount	Upside Participation Rate	Maximum Return	Downside Leverage Factor
Dow Jones EURO STOXX 50® Index ("SX5E")	49.00%	10.00%	200%	17.50%	1.11111
FTSE™ 100 Index ("UKX")	23.00%	10.00%	200%	14.20%	1.11111
Tokyo Stock Price Index ("TPX")	28.00%	10.00%	200%	9.50%	1.11111

[1] The weighting of each component within the basket is fixed as set forth in the table above and will not change during the term of the notes unless one or more components is modified as further described under "Discontinuance or Modification of a Reference Asset that is an Index" in the accompanying product supplement.

Issuer: HSBC USA Inc.
Issuer Rating: AA- (S&P), A1 (Moody's), AA (Fitch)*
Principal Amount: $1,000 per note.
Trade Date: January 8, 2010
Pricing Date: January 8, 2010
Original Issue Date: January 13, 2010
Final Valuation Date: February 14, 2011, subject to adjustment as described herein and in the accompanying product supplement.
Ending Averaging Dates: February 8, 2011, February 9, 2011, February 10, 2011, February 11, 2011 and February 14, 2011 (the final valuation date), subject to adjustment as described herein and in the accompanying product supplement.
Maturity Date: 3 business days after the final valuation date and is expected to be February 17, 2011. The maturity date is subject to further adjustment as described under "Market Disruption Events" herein and under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
Maximum Note Return: 14.50%. The maximum note return reflects the weighted average of each basket component's Maximum Return. **In no event will the return on your notes exceed the maximum note return of 14.50%. This means the payment at maturity for each $1,000 principal amount note will not exceed $1,145.00.**
Payment at Maturity: For each note, the cash settlement value.
Cash Settlement Value: For each note, you will receive a cash payment on the maturity date that is based on the basket return, calculated as follows:
$1,000 + ($1,000 × Basket Return)
Note that the basket return will never exceed the maximum note return of 14.50%.
Basket Return: The sum of the products of (a) the component return of each basket component multiplied by (b) the component weighting of such basket component.
Component Return: With respect to each basket component, the component return will be calculated as follows:
If the basket component's respective underlying return is positive, the component return will be an amount equal to the lesser of:
    (i) the product of (a) the underlying return multiplied by (b) the applicable upside participation rate; and
    (ii) the applicable maximum return.
If the basket component's underlying return is less than or equal to 0.00% but greater than or equal to -10.00%, meaning that the level of that basket component has declined by no more than the 10.00% buffer amount, the component return will be zero.
If the basket component's underlying return is less than -10.00%, meaning that the level of that basket component declines by more than the 10.00% buffer amount, the component return will be the product, expressed as a percentage, of (a) the applicable underlying return plus the 10.00% buffer amount and (b) the downside leverage factor of 1.11111. **This means that if each underlying return is -100.00%, you will lose your entire investment.**

Underlying Return: With respect to each basket component, the quotient, expressed as a percentage, of (i) the final value of the basket component minus its initial value, divided by (ii) its initial value, expressed as a formula:
$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Initial Value: With respect to SX5E, 3,017.85, with respect to UKX, 5,534.24, and with respect to TPX, 941.29, in each case representing the official closing level of the respective Basket Component on the pricing date.
Final Value: The arithmetic average of the official closing levels of that basket component on the five ending averaging dates, as determined by the calculation agent.
Official Closing Level: With respect to each basket component, the official closing level on any scheduled trading day as determined by the calculation agent by referencing Bloomberg Professional® service page "SX5E <INDEX>" with respect to SX5E, page "UKX <INDEX>" with respect to UKX, and page "TPX <INDEX>" with respect to TPX.
CUSIP/ISIN: 4042K0L29 / US4042K0L295
Form of Notes: Book-Entry
Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 5 of this document, and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 16 of this pricing supplement.

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

	Price to Public[1]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$29,523,000	$295,230	$29,227,770

[1] Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
January 8, 2010

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security linked to the reference asset. Although the note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset, the basket components, or any securities comprising the basket components or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 5 of this pricing supplement and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Buffered Return Enhanced Notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement and product supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

What Is the Underlying Return for Each Basket Component and the Corresponding Component Return for Each Basket Component Assuming a Range of Performance for Each Basket Component?

The following table illustrates the hypothetical underlying return for each basket component and the corresponding component return for each basket component. The hypothetical underlying returns and component returns set forth below reflect the initial values of 3,017.85, 5,534.24 and 941.29 for the SX5E, UKX, and TPX, respectively, and reflect maximum returns of 17.50%, 14.20% and 9.50% for the SX5E, UKX, and TPX basket components, respectively. The hypothetical underlying returns and component returns set forth below are for illustrative purposes only and may not be the actual underlying returns and component returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

SX5E			UKX			TPX		
Final Value	Underlying Return	Component Return	Final Value	Underlying Return	Component Return	Final Value	Underlying Return	Component Return
5,432.13	80.000%	17.50%	9,961.63	80.000%	14.20%	1694.32	80.000%	9.50%
4,979.45	65.000%	17.50%	9,131.50	65.000%	14.20%	1553.13	65.000%	9.50%
4,526.78	50.000%	17.50%	8,301.36	50.000%	14.20%	1411.94	50.000%	9.50%
4,224.99	40.000%	17.50%	7,747.94	40.000%	14.20%	1317.81	40.000%	9.50%
3,923.21	30.000%	17.50%	7,194.51	30.000%	14.20%	1223.68	30.000%	9.50%
3,621.42	20.000%	17.50%	6,641.09	20.000%	14.20%	1129.55	20.000%	9.50%
3,319.64	10.000%	17.50%	6,087.66	10.000%	14.20%	1035.42	10.000%	9.50%
3,281.91	8.750%	17.50%	6,012.95	8.750%	14.20%	1022.71	8.750%	9.50%
3,227.59	7.100%	14.20%	5,927.17	7.100%	14.20%	1006.71	7.100%	9.50%
3,168.74	5.000%	10.00%	5,810.95	5.000%	10.00%	988.35	5.000%	9.50%
3,160.44	4.750%	9.50%	5,795.73	4.750%	9.50%	986.00	4.750%	9.50%
3,093.30	2.500%	5.00%	5,672.60	2.500%	5.00%	964.82	2.500%	5.00%
3,048.03	1.000%	2.00%	5,589.58	1.000%	2.00%	950.70	1.000%	2.00%
3,017.85	0.000%	**0.00%**	5,534.24	0.000%	**0.00%**	941.29	0.000%	**0.00%**
2,987.67	-1.000%	**0.00%**	5,478.90	-1.000%	**0.00%**	931.88	-1.000%	**0.00%**
2,866.96	-5.000%	**0.00%**	5,257.53	-5.000%	**0.00%**	894.23	-5.000%	**0.00%**
2,716.07	-10.000%	**0.00%**	4,980.82	-10.000%	**0.00%**	847.16	-10.000%	**0.00%**
2,414.28	-20.000%	-11.11%	4,427.39	-20.000%	-11.11%	753.03	-20.000%	-11.11%
2,112.50	-30.000%	-22.22%	3,873.97	-30.000%	-22.22%	658.90	-30.000%	-22.22%
1,810.71	-40.000%	-33.33%	3,320.54	-40.000%	-33.33%	564.77	-40.000%	-33.33%
1,508.93	-50.000%	-44.44%	2,767.12	-50.000%	-44.44%	470.65	-50.000%	-44.44%
1,207.14	-60.000%	-55.56%	2,213.70	-60.000%	-55.56%	376.52	-60.000%	-55.56%
905.36	-70.000%	-66.67%	1,660.27	-70.000%	-66.67%	282.39	-70.000%	-66.67%
603.57	-80.000%	-77.78%	1,106.85	-80.000%	-77.78%	188.26	-80.000%	-77.78%
301.79	-90.000%	-88.89%	553.42	-90.000%	-88.89%	94.13	-90.000%	-88.89%
0.00	-100.000%	-100.00%	0.00	-100.000%	-100.00%	0.00	-100.000%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated under various hypothetical circumstances, using the underlying assumptions described on the previous page. You should review the following examples in conjunction with the hypothetical table set forth above.

Example 1: The value of SX5E increases from the initial value of 3,017.85 to a final value of 3,168.74, **the value of UKX increases from the initial value of 5,534.24 to a final value of 5,810.95, and** t**he value of TPX increases from the initial value of 941.29 to a final value of 964.82.** Because the final value of each basket component is greater than its initial value, and each of the underlying returns of 5.00% for the SX5E, 5.00% for the UKX, and 2.50% for the TPX, each multiplied by 200% do not exceed the applicable maximum returns of 17.50%, 14.20% and 9.50%, respectively, the basket return is calculated as follows:

$$[(5.00\% \times 200\%) \times 49.00\%] + [(5.00\% \times 200\%) \times 23.00\%] + [(2.50\% \times 200\%) \times 28.00\%] = 8.60\%$$

Accordingly, the investor receives a payment at maturity of $1,086.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 8.60\%) = \$1,086.00$$

Example 2: The value of SX5E increases from the initial value of 3,017.85 to a final value of 3,319.64, **the value of UKX increases from the initial value of 5,534.24 to a final value of 6,087.66, and** t**he value of TPX increases from the initial value of 941.29 to a final value of 1,035.42.** Because the final value of each basket component is greater than its initial value, and each of the underlying returns of 10.00% for the SX5E, 10.00% for the UKX, and 10.00% for the TPX, each multiplied by 200.00% exceeds the maximum return of 17.50%, 14.20% and 9.50%, respectively, the basket return is calculated as follows:

$$(17.50\% \times 49.00\%) + (14.20\% \times 23.00\%) + (9.50\% \times 28.00\%) = 14.50\%$$

Accordingly, the investor receives a payment at maturity of $1,145.00 per $1,000 principal amount note, which reflects the maximum payment at maturity, calculated as follows:

$$\$1,000 + [\$1,000 \times 14.50\%] = \$1,145.00$$

Example 3: The value of SX5E increases from the initial value of 3,017.85 to a final value of 3,319.64, the value of UKX increases from the initial value of 5,534.24 to a final value of 5,672.60, and the value of TPX increases from the initial **value of 941.29 to a final value of 964.82.** Because the final value of each basket component is greater than its initial value, and the underlying returns of 10.00% for the SX5E multiplied by 200.00% exceeds the applicable maximum return of 17.50%, while each of the underlying return of 2.50% for UKX, and 2.50% for the TPX, each multiplied by 200.00%, does not exceed the applicable maximum return of 14.20% and 9.50%, respectively, the basket return is calculated as follows:

$$(17.50\% \times 49.00\%) + [(2.50\% \times 200.00\%) \times 23.00\%] + [(2.50\% \times 200.00\%) \times 28.00\%] = 11.125\%$$

Accordingly, the investor receives a payment at maturity of $1,111.25 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 11.125\%) = \$1,111.25$$

Example 4: The value of SX5E decreases from the initial value of 3,017.85 to a final value of 2,866.96, the value of UKX decreases from the initial value of 5,534.24 to a final value of 5,257.53, and the value of TPX decreases from the initial value of 941.29 to a final value of 894.23. Because the final value of each basket component is less than its initial value by not more than 10.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 5: The value of SX5E decreases from the initial value 3,017.85 a final value of 2,414.28, the value of UKX decreases from the initial value of 5,534.24 to a final value of 3,873.97, and the value of TPX decreases from the initial value of 941.29 to a final value of 658.90. Because the final value of each basket component is less than its initial value by more than 10.00%, the basket return is calculated as follows:

$$\{[(-20.00\% + 10.00\%) \times 1.11111] \times 49.00\%\} + \{[(-30.00\% + 10.00\%) \times 1.11111] \times 23.00\%\} + \{[(-30.00\% + 10.00\%) \times 1.11111] \times 28.00\%\} = -16.777\%$$

Accordingly, the investor receives a payment at maturity of $832.23 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -16.777\%) = \$832.23$$

Example 6: The value of SX5E decreases from the initial value of 3,017.85 to a final value of 2,414.28, the value of UKX decreases from the initial value of 5,534.24 to a final value of 5,257.53, and the value of TPX decreases from the initial value of 941.29 to a final value of 753.03. Because the final value of the UKX is less than its initial value by not more than 10.00% and the final value of each of the other basket components is less than its initial level by more than 10.00%, the basket return is calculated as follows:

$$\{[(-20.00\% + 10.00\%) \times 1.11111\%] \times 49.00\%\} + 0\% + \{[(-20.00 + 10.00\%) \times 1.11111] \times 28.00\%\} = -8.555\%$$

Accordingly, the investor receives a payment at maturity of $914.45 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -8.555\%) = \$914.45$$

Example 7: The value of SX5E increases from the initial value of 3,017.85 to a final value of 3,168.74, the value of UKX decreases from the initial value of 5,534.24 to a final value of 4,427.39 and the value of TPX decreases from the initial value of 941.29 to a final value of 753.03. Because the final value of the SX5E is greater than its initial value, and the underlying return of 5.00% multiplied by 200.00% does not exceed the applicable maximum return of 17.50%, and the final value of each of the other basket components is less than its initial value by more than 10.00%, the basket return is calculated as follows:

$$[(5.00\% \times 200.00\%) \times 49.00\%] + \{[(-20.00\% + 10.00\%) \times 1.11111] \times 23.00\%\} + \{[(-20.00\% + 10.00\%) \times 1.11111] \times 28.00\%\} = -0.766\%$$

Accordingly, the investor receives a payment at maturity of $992.34 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -0.766\%) = \$992.34$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance returns by multiplying a positive underlying return for each basket component by its upside participation rate, subject to the maximum return of 17.50% for the SX5E, 14.20% for the UKX and 9.50% for the TPX. Accordingly, the maximum payment at maturity is $1,145.00 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the final value of each basket component, as compared to the applicable initial value, of up to the applicable buffer amount. If the final level of a basket component declines by more than the applicable buffer amount, the component return for such basket component will be reduced by the full depreciation in the basket component below the buffer amount multiplied by the downside leverage factor. Accordingly, you may lose up to 100.00% of your investment in the notes.

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS** — Because the basket component linked to the SX5E makes up 49.00% of the basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the SX5E. The return on the notes is linked to a weighted basket consisting of three buffered return enhanced components, consisting of the SX5E, UKX and TPX, respectively. For additional information about each basket component see the information set forth under "Description of the Reference Asset" herein.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the basket components. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the notes as pre-paid forward or other executory contracts with respect to the basket components. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

  We will not attempt to ascertain whether any of the entities whose stock is included in any of the basket components would be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. If one or more of the entities whose stock is included in any of the basket components were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the basket components and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in any of the basket components is or becomes a PFIC.

  For a further discussion of U.S. federal income tax consequences related to the notes, see the section "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and prospectus supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset, the basket components or any of the component securities of the basket components. These risks are explained in more detail in the "Risk Factors" section on page PS-4 of the accompanying product supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT –** A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of the notes if the basket return is negative. The return on the notes at maturity is linked to the performance of the basket components and will depend on whether, and the extent to which, the underlying return with respect to the basket components is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the final value for any basket component beyond the buffer amount as compared to its initial value. **YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT**.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **YOUR MAXIMUM GAIN ON THE NOTES MAY BE LIMITED BY THE APPLICABLE MAXIMUM RETURN FOR EACH BASKET COMPONENT**— If the final value of a basket component is greater than its initial value, the component return for such basket component will not exceed the maximum return of 17.50%, 14.20% and 9.50% for the SX5E, UKX and TPX, respectively, regardless of the appreciation in the basket components, which may be greater than their respective maximum return and could be significant. **ACCORDINGLY, THE BASKET RETURN WILL NOT EXCEED THE MAXIMUM NOTE RETURN AND YOUR PAYMENT AT MATURITY WILL NOT EXCEED $1,145.00 FOR EACH $1,000 PRINCIPAL AMOUNT NOTE**.

- **CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER —** Price movements in the basket components may not correlate with each other. At a time when the value of one or more of the basket component increases, the value of the other basket components may not increase as much or may even decline. Therefore, in calculating the basket return, increases in the value of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the level of the other basket components. For example, assuming the maximum return for each basket component is equal to the applicable percentage set forth on the front cover of this pricing supplement, the negative component return resulting from a 30% decline in the final value of the SX5E, as compared to its initial value, would more than offset the positive component returns resulting from any and all appreciation in both of the UKX and the TPX, which appreciation may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising any of the basket components would have.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the reference asset, any basket component or any securities comprising any basket component is based, although any currency fluctuations could affect the performance of the basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **THE NOTES LACK LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are an affiliate of one of the companies that make up the UKX. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the UKX and the notes.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.

- **RISKS ASSOCIATED WITH FOREIGN SECURITIES MARKETS** — Because stocks or companies included in the basket components are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

  Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the basket components on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the basket components;

    - the time to maturity of the notes;

    - the dividend rate on the equity securities underlying the basket components;

    - interest and yield rates in the market generally;

    - a variety of economic, financial, political, regulatory or judicial events;

    - the exchange rate and volatility of the exchange rate between the U.S. dollar and relevant basket component currencies; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in any reference asset, any basket component or any of the securities comprising any basket component. All disclosures contained in this pricing supplement regarding a reference asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset or any constituent included in any reference asset contained in this pricing supplement. You should make your own investigation into each reference asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

STOXX Limited Publishes the Index

The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company ("Dow Jones") and SWX Group. Publication of the Dow Jones EURO STOXX 50® Index began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The SX5E is reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol "SX5E" and on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

SX5E Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from 12 Eurozone countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The component stocks represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday of each quarter end and are effective the following trading day. Changes in the composition of the SX5E are made to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX® Index.

Each component's weight is capped at 10% of the SX5E's total free-float market capitalization. Weights are reviewed quarterly. Within each of the SX5E market sector indices, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding SX5E market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current SX5E components are added to the selection list. The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the SX5E ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the Dow Jones EURO STOXX 50® Index contains 50 stocks.

SX5E Calculation

The SX5E is calculated with the "Laspeyres formula", which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the SX5E}}{\text{divisor of the SX5E}}$$

The "free float market capitalization of the SX5E" is equal to the sum of the products of the market capitalization and free float factor for each component stock as of the time the SX5E is being calculated.

The Dow Jones SX5E is also subject to a divisor, which is adjusted to maintain the continuity of SX5E values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive "B" number of shares for every "A" share held (where applicable).

1) Special cash dividend: Adjusted price = closing price – dividend announced by the company × (1 – withholding tax) Divisor: decreases	(2) Split and reverse split: Adjusted price = closing price × A/B New number of shares = old number of shares × B/A Divisor: no change
(3) Rights offering: Adjusted price = (closing price × A + subscription price × B) / (A + B) New number of shares = old number of shares × (A + B) / A Divisor: increases	(4) Stock dividend: Adjusted price = closing price × A / (A + B) New number of shares = old number of shares × (A + B) / A Divisor: no change
(5) Stock dividend of another company: Adjusted price = (closing price × A - price of other company × B) / A Divisor: decreases	(6) Return of capital and share consideration: Adjusted price = (closing price - dividend announced by company × (1-withholding tax)) × A / B New number of shares = old number of shares × B / A Divisor: decreases
(7) Repurchase shares / self tender: Adjusted price = ((price before tender × old number of shares) - (tender price × number of tendered shares)) / (old number of shares - number of tendered shares) New number of shares = old number of shares – number of tendered shares Divisor: decreases	

(8)   Spin-off: Adjusted price = (closing price × A - price of spun-off shares *B) / A Divisor: decreases
(9)   Combination stock distribution (dividend or split) and rights offering: For this corporate action, the following additional assumptions apply: Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held. If A is not equal to one share, all the following "new number of shares" formulae need to be divided by A:

- If rights are applicable after stock distribution (one action applicable to other): Adjusted price = (closing price × A + subscription price × C × (1 + B / A)) / ((A + B) × (1 + C / A)) New number of shares = old number of shares × ((A + B) × (1 + C / A)) / A Divisor: increases	- If stock distribution is applicable after rights offering (one action applicable to other): Adjusted price = (closing price × A + subscription price × C) / ((A + C) × (1 + B / A)) New number of shares = old number of shares × ((A + C) × (1 + B / A)) Divisor: increases
- Stock distribution and rights (neither action is applicable to the other): Adjusted price = (closing price × A + subscription price × C) / (A + B + C) New number of shares = old number of shares × (A + B + C) / A Divisor: increases	

License Agreement with STOXX Limited

    HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the securities.

    The securities are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as "STOXX Limited"). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the securities. STOXX Limited makes no representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in structured products generally or in the securities particularly, or the ability of the SX5E to track general stock market performance. STOXX Limited has no relationship to HSBC other than the licensing of the SX5E and the related trademarks for use in connection with the securities, which index is determined, composed and calculated by STOXX Limited without regard to HSBC or the securities. STOXX Limited has no obligation to take HSBC's needs or the needs of the owners of the securities into consideration in determining, composing or calculating the SX5E. STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. STOXX Limited has no liability in connection with the administration, marketing or trading of the securities.

STOXX LIMITED DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE SX5E OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE SX5E OR ANY DATA INCLUDED THEREIN. STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SX5E OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN HSBC AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE SECURITIES OR ANY THIRD PARTIES.

STOXX Limited and Dow Jones have no relationship to HSBC, other than the licensing of the SX5E and the related trademarks for use in connection with the securities.

STOXX Limited and Dow Jones do not:

- Sponsor, endorse, sell or promote the securities.
- Recommend that any person invest in the securities or any other notes.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities.
- Have any responsibility or liability for the administration, management or marketing of the securities.
- Consider the needs of the securities or the owners of the securities in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX Limited and Dow Jones will not have any liability in connection with the securities. Specifically,

- STOXX Limited and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:
- The results to be obtained by the securities, the owner of the securities or any other person in connection with the use of the SX5E and the data included in the SX5E;
- The accuracy or completeness of the SX5E and its data;
- The merchantability and the fitness for a particular purpose or use of the SX5E and its data;
- STOXX Limited and Dow Jones will have no liability for any errors, omissions or interruptions in the SX5E and its data;
- Under no circumstances will STOXX Limited or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones knows that they might occur.

The licensing agreement between STOXX Limited and HSBC is solely for their benefit and not for the benefit of the owners of the securities or any other third parties.

THE SX5E IS PROPRIETARY AND COPYRIGHTED MATERIAL. THE SX5E AND THE RELATED TRADEMARKS HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC NEITHER STOXX LIMITED NOR DOW JONES & COMPANY, INC. SPONSORS, ENDORSES OR PROMOTES THE SECURITIES BASED ON THE SX5E.

Historical Performance of SX5E

The following graph sets forth the historical performance of the SX5E based on the historical closing levels from January 2, 2004 through January 8, 2010. The closing level for the SX5E on January 8, 2010 was 3,017.85. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the SX5E will result in the return of any of your initial investment.

Historical Performance of the Dow Jones EURO STOXX 50 (Price) Index



Source: Bloomberg Professional® Service

The FTSE™ 100 Index ("UKX")

We have derived all information regarding the UKX, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by FTSE Group ("FTSE"), an independent company jointly owned by the London Stock Exchange (the "LSE") and The Financial Times ("FT"). FTSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the UKX at any time. We have not independently verified such information. We have not confirmed the accuracy or completeness of the information derived from these public sources.

FTSE publishes the UKX

The UKX is an index calculated, published and disseminated by FTSE, an independent company jointly owned by the London Stock Exchange (the "LSE") and The Financial Times ("FT"). The UKX measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. UKX represents approximately 88.03% of the UK's market capitalization and 7.97% of the world's equity market capitalization. The UKX was launched on January 3, 1984 (the "base date").

The UKX is calculated by (i) multiplying the per share price of each stock included in the UKX by the number of outstanding shares and by the free float factor applicable to such stock, (ii) calculating the sum of all these products (such sum referred to hereinafter as the "FTSE Aggregate Market Value") as of the starting date of the UKX and (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the total issued share capital of the UKX on the base date and which can be adjusted to allow changes in the issued share capital of individual underlying stocks (including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits) to be made without distorting the UKX. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire UKX than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the UKX (the "UKX Underlying Stocks") were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The UKX Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the UKX Underlying Stocks is available from FTSE. The UKX is reviewed quarterly by the FTSE Europe/Middle East/Africa Regional Committee (the "Committee") in order to maintain continuity in the level. The UKX Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the UKX if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Chairman and Deputy Chairman of the Committee (or their nominated deputies), to be a viable component of the UKX. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market value.

License Agreement with UKX

We have entered into a non-exclusive license agreement with FTSE, whereby we and our affiliates and subsidiary companies and certain of our affiliates, in exchange for a fee, will be permitted to use the UKX, which is owned and published by FTSE, in connection with certain products, including the notes.

Neither FTSE, the LSE nor FT makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in structured products generally or in the notes particularly, or the ability of the UKX to track general stock market performance. FTSE, the LSE, and FT's only relationship with us is the licensing of certain trademarks and trade names of FTSE, respectively, without regard to us or the notes. FTSE, the LSE and FT have no obligation to take the needs of us or the holders of the notes into consideration in determining, composing or calculating the UKX Neither FTSE nor the LSE nor FT is responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. Neither FTSE nor the LSE nor FT has any obligation or liability in connection with the administration, marketing or trading of the notes.

The notes are not in any way sponsored, endorsed, sold or promoted by FTSE, the LSE or FT, and neither FTSE, the LSE nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the UKX and/or the figure at which the said Component stands at any particular time on any particular day or otherwise. The UKX is compiled and calculated by FTSE. However, neither FTSE, the LSE nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the UKX and neither FTSE nor the LSE nor FT shall be under any obligation to advise any person of any error therein.

"FTSE®", "FT-SE®" and "Footsie®" are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. "All-World", "All-Share" and "All-Small" are trade marks of FTSE International Limited.

Historical Performance of UKX

The following graph sets forth the historical performance of the UKX based on the historical closing levels from January 2, 2004 through January 8, 2010. The closing level for the UKX on January 8, 2010 was 5,534.24. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the UKX should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the UKX will result in the return of any of your initial investment.

Historical Performance of the FTSE 100 Index



Source: Bloomberg Professional® Service

The Tokyo Stock Price Index ("TPX")

We have derived all information relating to the TPX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, the Tokyo Stock Exchange, Inc. (the "TSE"). TSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the TPX at any time. We have not independently verified such information. We have not confirmed the accuracy or completeness of the information derived from these public sources.

TSE publishes the TPX.

The TOPIX® Index was developed by the TSE. The TSE is responsible for calculating and maintaining the TOPIX® Index, and can add, delete or substitute the stocks underlying the TOPIX® Index or make other methodological changes that could change the value of the TOPIX® Index. Publication of the TOPIX® Index began on July 1, 1969, with a base point of 100 as of the base date of January 4, 1968.

Calculation of the TPX

The TOPIX® Index was developed by the TSE. Publication of the TOPIX® Index began on July 1, 1969, based on an initial Index value of 100 at January 4, 1968, which was reset at 1,000 on April 1, 1998. The TOPIX® Index is computed and published every 15 seconds via TSE's Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks.

The component stocks of the TOPIX® Index consist of all Japanese common stocks listed on the First Section of the TSE which have an accumulative length of listing of at least six months. The TOPIX® Index measures changes in the aggregate market value of these stocks. The TSE Japanese stock market is divided into two sections: the First Section and the Second Section. Listings of stocks on the TSE are divided between these two sections, with stocks listed on the First Section typically being limited to larger, longer established and more actively traded issues and the Second Section to smaller and newly listed companies. The component stocks of the TOPIX® Index are determined based on market capitalization and liquidity. Review and selection of component stocks is conducted semiannually, based on market data as of the base date for selection.

The TOPIX® Index is a weighted index, with the market price of each component stock multiplied by the number of shares listed. The TSE is responsible for calculating and maintaining the TOPIX® Index, and can add, delete or substitute the stocks underlying the TOPIX® Index or make other methodological changes that could change the value of the TOPIX® Index. The underlying stocks may be removed, if necessary, in accordance with deletion/addition rules which provide generally for the deletion of a stock from the TOPIX® Index if such stock ceases to meet the criteria for inclusion. Stocks listed on the Second Section of the TSE may be transferred to the First Section if they satisfy applicable criteria. Such criteria include numerical minimum values for number of shares listed, number of shareholders and average monthly trading volume, among others. Similarly, when a First Section stock falls within the coverage of TSE rules prescribing reassignment thereof to the Second Section, such stock will be removed from the First Section. As of October 15, 2007, stocks of 1,744 Japanese companies were assigned to the First Section of the TSE and stocks of 469 companies were assigned to the Second Section.

The TOPIX® Index is not expressed in Japanese Yen, but is presented in terms of points (as a decimal figure) rounded off to the nearest one-hundredth. The TOPIX® Index is calculated by multiplying 100 by the figure obtained by dividing the current free-float adjusted market value (the current market price per share at the time of the index calculation multiplied by the number of free-float adjusted common shares listed on the First Section of the TSE at the same instance) (the "Current Market Value") by the base market value (i.e., the Current Market Value on the base date) (the "Base Market Value").

The calculation of the Index can be represented by the following formula:

$$\text{Index} = \frac{\text{Current Market Value}}{\text{Base Market Value}} \times 100$$

In order to maintain continuity, the Base Market Value is adjusted from time to time to ensure that it reflects only price movements resulting from auction market activity, and to eliminate the effects of other factors and prevent any instantaneous change or discontinuity in the level of the TOPIX® Index. Such factors include, without limitation: new listings, delistings, new share issues either through public offerings or through rights offerings to shareholders, issuance of shares as a consequence of exercise of convertible bonds or warrants, and transfer of listed securities from the First Section to the Second Section of the TSE.

The formula for the adjustment is as follows:

$$\frac{\text{Adjusted Market Value on Adjustment Date}}{\text{Base Market Value before adjustment}} = \frac{(\text{Adjusted Market Value on Adjustment Date} \pm \text{Adjustment Amount})}{\text{Base Market Value after adjustment}}$$

Where Adjustment Amount is equal to the changes in the number of shares included in the calculation of the TOPIX® Index multiplied by the price of those shares used for the purposes of the adjustment.

Therefore,

$$\text{New Base Market Value} = \frac{\text{Old Base Market Value} \times (\text{Adjusted Market Value on Adjustment Date} \pm \text{Adjustment Amount})}{\text{Adjusted Market Value on Adjustment Date}}$$

The Base Market Value remains at the new value until a further adjustment is necessary as a result of another change. As a result of such change affecting the Current Market Value or any stock underlying the TOPIX® Index, the Base Market Value is adjusted in such a way that the new value of the TOPIX® Index will equal the level of the TOPIX® Index immediately prior to such change.

No adjustment is made to the Base Market Value, however, in the case of events such as stock splits or decreases in capital without compensation, which theoretically do not affect market value.

License Agreement with TSE:

We have entered into a non-exclusive license agreement with the Tokyo Stock Exchange, Inc. whereby we, in exchange for a fee, are permitted to use the TPX in connection with certain securities, including the notes. We are not affiliated with the Tokyo Stock Exchange, Inc.; the only relationship between the Tokyo Stock Exchange, Inc. and us is any licensing of the use of the TOPIX indices and trademarks relating to them.

The license agreement between the Tokyo Stock Exchange, Inc. and HSBC provides that the following disclaimer must be set forth herein:

(i)   The TOPIX Index Value and the TOPIX Index Marks are subject to the rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TPX such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Index Marks.

(ii)   The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Index Marks or cease the use thereof.

(iii)   The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the TOPIX Index Value and the TOPIX Index Marks or as to the figure at which the TOPIX Index Value stands on any particular day.

(iv) The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value.

(v) No notes are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc.

(vi) The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the notes or an advice on investments to any purchaser of the notes or to the public.

(vii) The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the notes for calculation of the TOPIX Index Value.

(viii)   Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the notes."

"TOPIX®" and "TOPIX Index®" are trademarks of the Tokyo Stock Exchange, Inc. and prior to the settlement date we expect them to be licensed for use by J. P. Morgan Securities Inc. The notes have not been and will not be passed on by the TSE as to their legality or suitability. The notes will not be issued, endorsed, sold or promoted by the TSE. THE TSE MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the TOPIX® Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the TOPIX® Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the TOPIX® Index, and these limitations, in turn, may adversely affect the value of the notes.

Historical Performance of TPX

The following graph sets forth the historical performance of the TPX based on the historical closing levels from January 5, 2004 through January 8, 2010. The closing level for the TPX on January 8, 2010 was 941.29. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

Historical Performance of the Tokyo Stock Price Index



Source: Bloomberg Professional® Service

Market Disruption Event

If an ending averaging date or the final valuation date is not a scheduled trading day, then such ending averaging date or the final valuation date will be the next day that is a scheduled trading day for such basket component. If a market disruption event (as defined below) exists on an ending averaging date or the final valuation date for a basket component, then such ending averaging date or the final valuation date, as applicable, will be the next scheduled trading day for which there is no market disruption event for such basket component. If a market disruption event exists with respect to an ending averaging date or the final valuation date on five consecutive scheduled trading days for a basket component, then that fifth scheduled trading day will be the ending averaging date or the final valuation date, as applicable, and the official closing level of such basket component will be determined by means of the formula for and method of calculating such basket component which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in such basket component (or a good faith estimate of the value of a security in such basket component which is itself the subject of a market disruption event). If an ending averaging date is postponed for a basket component, then each subsequent ending averaging date and the final valuation date will also be postponed by an equal number of scheduled trading days for such basket component. If the final valuation date for a basket component is postponed, then the maturity date will also be postponed by an equal number of scheduled trading days and no interest will be paid in respect of such postponement. Notwithstanding the definition of market disruption event in the accompanying product supplement, "market disruption event" means, with respect to an index, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i)   Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any component security included in the relevant basket component then constituting 20% or more of the level of such basket component or (B) in futures or options contracts relating to the relevant basket component on any related exchange; or

(ii)   Any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any component security included in the relevant basket component then constituting 20% or more of the level of such basket component or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the relevant basket component on any relevant related exchange; or

(iii)   The closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee that will not exceed $10 per $1,000 face amount of notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.